                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                        Millennium Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        Millennium Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                        (Name of Filing Person (Offeror))

                4.50% Convertible Senior Notes due June 15, 2006
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   217753 AE 2
                                   217753 AF 9
                                   217753 AG 7
--------------------------------------------------------------------------------
                            (CUSIP Number of Class of
                                   Securities)

                            John B. Douglas III, Esq.
              Senior Vice President, General Counsel and Secretary
                        Millennium Pharmaceuticals, Inc.
                                75 Sidney Street
                         Cambridge, Massachusetts 02139
                                 (617) 679-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 with copies to:

                             David E. Redlick, Esq.
                             Jonathan Wolfman, Esq.
                             Stuart R. Nayman, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                  TENDER OFFER

     This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), to purchase for cash, on the terms and subject to the conditions set forth in the Notice of Put Right and Offer to Purchase, dated March 31, 2003 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), any and all of its outstanding 4.50% Convertible Senior Notes due June 15, 2006. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 31, 2003. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items in this Statement.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth in Item 1 is hereby amended and supplemented by the following:

      The response to the question "What price will you receive for notes if you tender them to us?" is hereby amended to add the following sentence at the end thereof:

            "Interest on the notes will continue to accrue at a daily rate of approximately $0.125 for each $1,000 principal amount of notes if the offer is extended past April 29, 2003."

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in Item 4(a) is hereby amended and supplemented by the following:

      (1) The information set forth in Item 1 above is incorporated by reference.

      (2) The third paragraph of the section of the Offer to Purchase captioned "The Offer - General" is hereby amended to add the following sentence at the end thereof:

                  "Interest on the notes will continue to accrue at a daily rate of approximately $0.125 for each $1,000 principal amount of notes if the offer is extended past April 29, 2003."

      (3) The fifth paragraph of the section of the Offer to Purchase captioned "The Offer - General" is hereby amended to add the following sentence at the end thereof:

                  "Millennium would only delay such acceptance for payment or payment in the event that at such time, Millennium had not yet received any necessary governmental approvals."

      (4) The second paragraph of the section of the Offer to Purchase captioned "The Offer - Expiration Date; Extensions; Amendments; Termination" is hereby amended to read in its entirety as follows:

                        "Millennium expressly reserves the right, subject to the
                  requirements of the Indenture, the Notes and applicable law:
                  (1) to delay acceptance for payment of or payment for any Notes tendered pursuant to this Offer in the event that Millennium has not yet received any necessary governmental approvals; and (2) at any time, or from time to time, prior to the expiration of this Offer, to amend the terms of this Offer in any respect."

      (5) The second sentence of the second paragraph of the section of the Offer to Purchase captioned "Procedures for Tendering and Withdrawing Notes - Tendering Notes - Determination of Validity" is hereby amended by deleting therefrom "as soon as practicable" and replacing it with "promptly". As amended the sentence reads in its entirety as follows:

                  "Any Notes received by the Paying Agent that are not properly tendered or delivered and as to which the irregularities have not been cured or waived will be returned by the Paying Agent to the tendering holder, unless otherwise provided in the Letter of Transmittal, promptly following the Expiration Date."

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.



                                          MILLENNIUM PHARMACEUTICALS, INC.

                                          By:  /s/ John B. Douglas III
                                               ---------------------------------
                                               John B. Douglas III
                                               Senior Vice President, General
                                               Counsel and Secretary

Date: April 11, 2003

                                  EXHIBIT INDEX


       Exhibit
       Number                     Description

      (a)(1)(i)         Notice of Put Right and Offer to Purchase, dated March
                        31, 2003.*

      (a)(1)(ii)        Letter of Transmittal, dated March 31, 2003.*

      (a)(1)(iii)       Letter to Clients, dated March 31, 2003.*

      (a)(1)(iv)        Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees, dated March 31, 2003.*

      (a)(1)(v)         Guidelines to Form W-9.*

      (a)(5)(i)         Press Release Regarding Offer, dated March 31, 2003.*

      (d)(1)            Indenture by and between COR Therapeutics, Inc. and
                        Firstar Bank, N.A., dated June 11, 2001 (previously filed as Exhibit 4.1 to the COR Therapeutics, Inc.
                        Quarterly Report on Form 10-Q for the period ended June
                        30, 2001, File No. 0-19290, and incorporated herein by reference).

      (d)(2)            First Supplemental Indenture, dated as of February 12,
                        2002, among Millennium, COR Therapeutics, Inc. and U.S.
                        Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 4.50% Convertible Senior Notes due June
                        15, 2006 (previously filed as Exhibit 4.2 to the
                        Millennium Pharmaceuticals, Inc. Registration Statement on Form S-3, File No. 333-82654, and incorporated herein by reference).

      (d)(3)            Second Supplemental Indenture, dated as of February 12,
                        2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 4.50%
                        Convertible Senior Notes due June 15, 2006 (previously filed as Exhibit 4.3 to the Millennium Pharmaceuticals, Inc. Registration Statement on Form S-3, File No. 333-
                        82654, and incorporated herein by reference).

      (d)(4)            Third Supplemental Indenture, dated as of April 22,
                        2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 4.50%
                        Convertible Senior Notes due June 15, 2006 (previously filed as Exhibit (d)(6) to Amendment No. 3 to the Millennium Pharmaceuticals, Inc. Schedule TO-I, File No.
                        005-49167, and incorporated herein by reference).

      (d)(5)            Registration Rights Agreement among COR Therapeutics,
                        Inc. and Goldman, Sachs & Co., Robertson Stephens Inc.,
                        Credit Suisse First Boston Corporation, CIBC World
                        Markets Corp., and Needham & Company, Inc., dated June
                        11, 2001 (previously filed as Exhibit 10.2 to the COR
                        Therapeutics, Inc. Quarterly Report on Form 10-Q for the period ended June 30, 2001, File No. 0-19290, and incorporated herein by reference).


---------------------------------------

*   Previously filed